UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended	Commission File Number
November 11, 2009	001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

CAYMAN ISLANDS
(Jurisdiction of Incorporation or Organization)

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                                                No ☒

                   If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

Termination of a Material Definitive Agreement.

As disclosed in the Form 6-K of Asia Special Situation Acquisition Corp. (the “Company”) dated August 20, 2009, on August 17, 2009, the Company and White Energy Company Limited (“White Energy”) entered into a merger implementation agreement, as subsequently amended on August 28, 2009 and October 9, 2009 (the “Merger Agreement”).  The Merger Agreement replaced and superseded the terms of a prior agreement entered into with White Energy on March 12, 2009.  Under the terms of the Merger Agreement, it was contemplated that the Company would acquire, through an Australian court approved merger implementation scheme, all of the outstanding shares of White Energy.  Under the terms of the Merger Agreement, White Energy was valued at approximately $490.0 million and, depending upon the amount of funds available from the Company as working capital after consummation of the transaction, the shareholders of White Energy would have owned approximately 75% to 83% of the Company’s fully diluted ordinary shares.

Consummation of the merger transaction was subject to a number of conditions, including the Company retaining (after all transaction expenses) not less than $100.0 million in cash in its trust fund, the approval by a majority number of holders holding not less than 75% of the voting share capital of White Energy, approval of the Australian courts, and the approval by holders of a majority of the 11,500,000 publicly traded voting ordinary shares of the Company.

On November 11, 2009, White Energy announced that it received commitments for $100.0 million of equity financing from unrelated institutional investors.   In addition, the Company was advised that the board of directors of White Energy determined in good faith that a number of the conditions precedent and other matters fundamental to the successful completion of the merger transaction with the Company were unlikely to be achieved.  After discussions between representatives of the Company and White Energy, the parties entered into a termination agreement pursuant to which the Merger Agreement and the transactions contemplated thereby were terminated by mutual agreement and each of the parties released the other and their respective affiliates and representatives.   In consideration for the Company’s agreement to terminate the Merger Agreement, White Energy agreed to pay the Company $3,125,000, consisting of $2,500,000 payable directly to the Company and $625,000 payable to retire 50% of the Company’s $1,250,000 line of credit note to an unaffiliated third party; both of which payments are to be made on or before November 30, 2009.

The board of directors of the Company is presently considering other potential business combination opportunities.  The board will use its best efforts to locate and obtain the requisite shareholder approval for a business combination, recognizing, however, that unless the shareholders of the Company approve an acquisition or related business combination by January 23, 2010, absent an extension of such date approved by holders of 95% of the Company’s outstanding ordinary shares, the Company will be required to liquidate and distribute the proceeds of its $115.0 million trust fund to its public shareholders.

Financial Statements and Exhibits.

(a)           Financial statements of businesses acquired
Not applicable.

(b)           Pro forma financial information
Not applicable.

(c)           Shell company transactions
Not Applicable.

(d)           Exhibits

Exhibit Number	Description

10.1	Deed of Termination and Release, dated as of November 11, 2009 between Asia Special Situation Acquisition Corp. and White Energy Company Limited.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

November 12, 2009	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President